inTEST Corporation
804 East Gate Drive, Suite 200
Mt. Laurel, New Jersey 08054

November 15, 2017

Via E-mail and EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	inTEST Corporation Registration Statement on Form S-3 File Number 333-221558

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, inTEST Corporation (the
"Company") hereby requests acceleration of the effective date for the above-referenced
Registration Statement on Form S-3 to become effective at 12:00 p.m., Eastern Time, on
November 16, 2017, or as soon thereafter as is practicable.

Thank you for your assistance with this request. Please direct any questions regarding the foregoing to Katayun Jaffari, Esq. of Ballard Spahr LLP at (215) 864-8475.

Sincerely,

inTEST Corporation

/s/ Hugh T. Regan, Jr.
Hugh T. Regan, Jr.
Secretary, Treasurer and
Chief Financial Officer
cc:	Katayun Jaffari, Esq. Timothy Buchmiller